January 11, 2006
Writer’s Direct Contact
213/892-5251
HCohn@mofo.com

By Facsimile and Overnight Delivery
Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Vestin Realty Trust II, Inc.
Registration Statement on Form S-4 (File No. 333-125121)
Dear Ms. Garnett:
On behalf of Vestin Realty Trust II, Inc. (the “Company”), we are writing to respond to telephonic comments received from Eric McPhee of the Commission accounting staff (the “Staff”) on or about January 10, 2006. No amendment to the Registration Statement on Form S-4 (File No. 333-125121) is required or will be made in connection with the Company’s responses. The Staff’s comments have been included in this letter.
1.	Comment: Please revise the next periodic report for Vestin Fund I, LLC and Vestin Fund II, LLC for the quarter ended December 31, 2005 to conform the accounting for the sale of Willow Creek-Phoenix to the deposit method as required by FASB 66. Please advise us of the entries that will be made by Vestin Fund II, LLC to implement that revision.
Response: Vestin Fund I, LLC (“Fund I”) and Vestin Fund II, LLC (“Fund II”) supplementally confirm to the Staff that they will revise their next quarterly reports for the quarter ended December 31, 2005 to conform the accounting for the sale of Willow Creek-Phoenix to the deposit method as required by FASB 66. Fund II will record the following entry to conform to FASB 66:

	DR	CR
Deferred income (liability)	1,356,000
Investment in real estate loans, net (asset)		1,356,000

Karen J. Garnett
January 11, 2006
Page Two

This revision will reduce the total assets and liabilities of Fund II by $1,356,000—specifically, the revision will reduce the amounts on the balance sheet of Fund II for “Investment in Real Estate Loans, Net” and “Deferred Income” by $1,356,000. The balance in Real Estate Loans related to Willow Creek-Phoenix will be zero. Willow Creek-Phoenix will continue to be shown on the balance sheet of Fund II as Real Estate Owned-Seller Financed.
Fund I will make corresponding changes to its balance sheet to reflect its investment in Willow Creek-Phoenix to conform to FASB 66.
2.	Comment: Please advise us of the method of accounting that Vestin Fund I, LLC and Vestin Fund II, LLC will be using for Real Estate Held For Sale-Seller Financed starting with the next periodic filing and going forward.
Response: Fund I and Fund II supplementally advise the Staff that they will apply FASB 66 for real estate sales transactions as follows: For sales that have a very insignificant initial investment (0 to 10%), Fund I and Fund II will use the deposit method. For sales that have an initial investment in excess of 10% but otherwise fail to meet the criteria in paragraph 56 of FASB 66 regarding an adequate initial investment by the buyer or otherwise fail to meet the criteria for the full accrual method, Fund I and Fund II will use the cost recovery method.
In the event that: (A) the buyer makes an initial investment or prepayment equal to or in excess of amounts required in paragraph 56 of FASB 66, (B) the buyer has an adequate continuing investment, (C) the debt is not subject to future subordination, and (D) a full transfer of risks and rewards has occurred, Fund I and Fund II will then convert the transaction to the full accrual method in accordance with FASB 66.

Karen J. Garnett
January 11, 2006
Page Three

Should you have any further questions or comments regarding the captioned filing, please direct them to me at (213) 892-5251 or Charles C. Kim at (213) 892-5742.

Very truly yours,
/s/ Hillel T. Cohn
Hillel T. Cohn

cc:	Michael McTiernan — Securities and Exchange Commission
Eric McPhee — Securities and Exchange Commission
Dan Gordon — Securities and Exchange Commission
Michael V. Shustek — Vestin Realty Trust II, Inc.
Ira Levine, Esq. — Levine Garfinkel & Katz